

07003932



RECEIVED
FEB 28 2007
213
PROCESSING
SECTION

AB 3/13

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 48840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitas America, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38505 Country Club Drive, Suite 110
(No. and Street)

Farmington Hills (City) | Michigan (State) | 48331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Brown | (248) 848-7500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) | Roseville (City) | Michigan (State) | 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis J. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitas America, L.L.C., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

Kenneth D Warnick, Notary Public
State of Michigan, County of Oakland
My Commission Expires 5/5/2011
Acting in the County of OAKLAND

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITAS AMERICA, L.L.C.

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT AUDITOR'S REPORT

To the Members of Equitas America, L.L.C.
Farmington Hills, Michigan

We have audited the accompanying balance sheets of Equitas America, L.L.C. as of December 31, 2006 and 2005 and the related statements of members' equity, income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitas America, L.L.C. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 20, 2007

EQUITAS AMERICA, L.L.C.
BALANCE SHEETS
December 31, 2006 And 2005

ASSETS

	2006	2005
Cash	$ 215,009	$ 149,560
Securities owned at market value	173,036	110,268
Accounts receivable:		
Brokers, dealers and clearing organizations	426,334	490,673
Deposits – clearing organizations	209,295	204,488
Amounts due from sales representatives	33,420	33,831
Other assets:		
Prepaid expenses	32,564	36,749
Deposits	6,524	6,524
Equipment (net of accumulated depreciation of $72,613 and $65,851)	2,858	4,679
	$ 1,099,040	$ 1,036,772

LIABILITIES AND MEMBERS' EQUITY

	2006	2005
Accounts payable:		
Commissions due sales representatives	$ 459,666	$ 475,757
Advances from sales representatives	150,000	143,880
Other	6,382	34,233
Employee Benefit Plan (Note 6)	-	3,394
Accrued expenses	74,641	69,071
Securities sold, not yet purchased, at market value	-	6,126
Total liabilities	690,689	732,461
Members' equity	408,351	304,311
	$ 1,099,040	$ 1,036,772

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
For The Years Ended December 31, 2006 And 2005

	Amount
Balance, December 31, 2004	$ 299,040
Net income for the year ended December 31, 2005	5,271
Distributions to members	-
Balance, December 31, 2005	304,311
Net income for the year ended December 31, 2006	104,040
Distributions to members	-
Balance, December 31, 2006	$ 408,351

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF INCOME
For The Years Ended December 31, 2006 And 2005

	2006	2005
Income:		
Commissions and fees	$ 6,182,676	$ 5,725,723
Trading gains	112,228	102,748
Interest income	19,823	9,862
Total revenue	6,314,727	5,838,333
Interest expense	-	61
Net revenue	6,314,727	5,838,272
Commissions and clearing charges:		
Commissions paid	5,122,797	4,634,303
Clearing charges	283,125	337,321
Total commissions and clearing charges	5,405,922	4,971,624
Gross profit from operations	908,805	866,648
Selling, general and administrative expenses	795,540	849,704
Income before contribution to Employee Benefit Plan	113,265	16,944
Contribution to Employee Benefit Plan (Note 6)	9,225	11,673
Income before provision for taxes	104,040	5,271
Provision for taxes:		
Federal income tax (Note 2)	-	-
Single Business tax	-	-
Total provision for taxes	-	-
Net income	$ 104,040	$ 5,271

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2006 And 2005

	2006	2005
Cash flows from operating activities:		
Fees and commissions received	$ 6,247,015	$ 5,663,528
Interest received	19,823	9,862
Trading gains	43,334	63,193
Commissions paid	(5,138,477)	(4,493,404)
Clearing charges	(283,125)	(337,321)
Other selling, general and administrative expenses paid	(806,873)	(774,976)
Deposit paid - Clearing organization	(4,807)	(2,781)
Interest expense	-	(61)
Employee Benefit Plan payments	(12,619)	(8,279)
Net cash provided by operating activities	64,271	119,761
Cash flows from investing activities:		
Purchases of equipment	(4,942)	(4,616)
Advances (to) from sales representatives – net	6,120	(793)
Net cash provided (used) by investing activities	1,178	(5,409)
Net increase in cash	65,449	114,352
Cash at beginning of year	149,560	35,208
Cash at end of year	$ 215,009	$ 149,560
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 104,040	$ 5,271
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	6,763	2,417
(Increase) decrease in:		
Securities owned	(62,768)	(43,452)
Accounts receivable	64,750	(50,368)
Deposits – Clearing Organization	(4,807)	(2,781)
Prepaid expenses	4,185	(4,599)
Deposits	-	-
Increase (decrease) in:		
Accounts payable	(47,336)	160,666
Accrued expenses	5,570	48,710
Securities sold, not yet purchased, at market value	(6,126)	3,897
Total adjustments	(39,769)	114,490
Net cash provided by operating activities	$ 64,271	$ 119,761

See accompanying notes.

Note 1 - ORGANIZATION

Equitas America, L.L.C. was organized as a limited liability company by Equitas America Holding Company, Inc. The Company registered as a broker-dealer with the National Association of Securities Dealers in November, 1995 and commenced operations in March, 1996.

In December, 2000 Equitas Patronage Partnership acquired 85% ownership in the Company, thus becoming the majority member. Equitas America Holding Company, Inc. the former controlling member owns 14% of the Company. Some of the partners of Equitas Patronage Partnership are also officers of the Company.

During the year ended December 31, 2004, Equitas America Holding Company, Inc. acquired approximately 12% of Equitas Patronage Partnership.

See Note 4 for transactions with member.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets using straight-line and accelerated methods.

Federal Income Taxes

As a limited liability company, the members have elected to be treated by the Internal Revenue Service substantially as if it were a partnership. Therefore, the members' respective share of taxable income or loss is reportable on their income tax returns.

Note 3 – ADVANCES FROM SALES REPRESENTATIVES

The advances from sales representatives represent amounts received from these representatives in connection with future trading activity and expenses.

Note 4 – TRANSACTIONS WITH MEMBER

Equitas America Holding Company provides various consulting services to the Company. For the years ended December 31, 2006 and 2005 consulting fees charged to the Company amounted to $36,000 each year and are included in Selling, General and Administrative Expenses in the attached Statement of Operations.

In addition, the Company leases furniture from Equitas America Holding Company, See Note 7.

Note 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2006, the Company's net capital was $294,825 and its required net capital was $100,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 2.34 to 1.

Note 6 – EMPLOYEES' BENEFIT PLAN

The Company instituted a defined contribution benefit plan, 401(k), on January 1, 2005 to cover all eligible employees of the Company. Under the provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company makes a non elective contribution equal to 3% of the Participant's compensation for the Plan year. For the years ended December 31, 2006 and 2005, the Company contributed $9,225 and $11,673, respectfully, to the Plan.

Note 7 – LEASE COMMITMENTS

The Company leases its facilities and furniture under operating leases. Future minimum lease payments outstanding at December 31, 2006 are as follows:

Year Ended December 31,	Facilities	Furniture	Total
2007	48,000	8,400	56,400
2008	49,500	8,400	57,900
2009	4,000	8,400	12,400

The operating leases for the furniture included above is provided by Equitas America Holding Company.

For the years ended December 31, 2006 and 2005, the total lease expense pursuant to the above operating leases amounted to $60,296 and $46,607, respectively, and is included in Selling, General, and Administrative Expense in the attached Statement of Operations.

SUPPORTING SCHEDULES

EQUITAS AMERICA, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

1.	Total ownership equity	$ 408,351
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	408,351
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	408,351
6.	Deduction and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	85,952
	B. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	322,399
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	27,574
10.	Net capital	294,825
13.	Net capital requirement	100,000
14	Excess net capital	$ 194,825

EQUITAS AMERICA, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$ 690,689
19.	Total aggregate indebtedness liabilities	$ 690,689
20.	Percentage of aggregate indebtedness to net capital	234%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Equitas America, L.L.C. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$ 194,825
Differences due to:	
Decrease in haircuts on securities owned	(215)
Adjustment of non-allowable assets	5,355
Net adjustments of accounts receivable, securities owned, accounts payable and accrued expenses	(17)
Excess per the Company's Part IIA FOCUS Report	$ 199,948

EQUITAS AMERICA, L.L.C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2006

Equitas America, L.L.C. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
213
SECTION

EQUITAS AMERICA, L.L.C.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

To the Members of Equitas America, L.L.C.
Farmington Hills, Michigan

In planning and performing our audit of the financial statements of Equitas America, L.L.C. for the year ended December 31, 2006, we considered its internal control, including control procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the practices and procedures are to provide management with reasonable, but

not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William I. Mercalett & Co. P.C.

February 20, 2007

END